June 2008 Pricing Sheet dated June 19, 2008 relating to Preliminary Pricing Supplement No. 692 dated June 18, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

1.10% Exchangeable Notes due June 24, 2015
Exchangeable for Shares of Common Stock of Lowe’s Companies, Inc.
PRICING TERMS – JUNE 19, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$63,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Maturity date:	June 24, 2015
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Coupon:	1.10% per annum, payable semi-annually on each June 24 and December 24, beginning December 24, 2008
Distribution at maturity:
On the maturity date, if the notes have not been called, you will receive $1,000 in cash plus any accrued but unpaid interest in exchange for each note you hold that has not been earlier exchanged by you.

Exchange right:
On any exchange date, you will be entitled to exchange each note for a number of shares of common stock of Lowe’s Companies, Inc. (“Lowe’s Stock”) equal to the exchange ratio.  If you exchange your notes, we will have the right to deliver to you either the actual shares or the cash value of such shares.  You will not be entitled to receive any accrued but unpaid interest on the notes upon any exchange.

Minimum exchange:	25 notes (equivalent to $25,000 in aggregate principal amount) at a time; provided that you may exchange any number of notes if you are exchanging all of your notes.
Exchange ratio:	36.6076, subject to adjustment for certain corporate events relating to Lowe’s Stock
Exchange date:
Any trading day on which you have duly completed and delivered to the issuer an official notice of exchange at or prior to 11:00 a.m. (New York City time), or if we receive it after 11:00 a.m. (New York City time), the next trading day, provided that such trading day falls during the period beginning June 26, 2008 and ending on the trading day prior to the earliest of (i) the fifth scheduled trading day prior to the maturity date, (ii) the fifth scheduled trading day prior to the call date and (iii) in the event of a call for the cash call price of $1,000 per note, the call notice date.

Issuer call right:
On or after July 25, 2011 to and including the maturity date, the issuer may call the notes, in whole but not in part, for mandatory exchange into Lowe’s Stock at the exchange ratio or, in certain circumstances, the cash value thereof; provided that, if parity (the exchange ratio times the closing price of Lowe’s Stock) on the trading day immediately preceding the call notice date is less than the call price of $1,000 per note, the issuer will call the notes for the call price.  You will not be entitled to receive any accrued but unpaid interest on the notes if we call the notes.

Call date:
The trading day on or after July 25, 2011 to and including the maturity date as specified in the notice of mandatory exchange on which the issuer will deliver (i) shares of Lowe’s Stock or the cash value thereof or (ii) cash equal to the call price of $1,000 per note.

Call notice date:	The trading day on which the issuer issues a notice of mandatory exchange at or prior to 10:30 a.m. (New York City time), which must be at least 15 but no more than 30 days prior to the call date
Pricing date:	June 19, 2008
Original issue date:	June 26, 2008 (5 business days after the pricing date)
CUSIP:	617446K40
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note	100%	0.10%	99.90%
Total	$63,000,000	$63,000	$62,937,000

(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the preliminary pricing supplement describing the offering.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus.

Preliminary Pricing Supplement No. 692 dated June 18, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.